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                          MORGAN, LEWIS & BOCKIUS LLP
                              ONE FEDERAL STREET
                          BOSTON, MASSACHUSETTS 02110

                                 June 1, 2021

VIA EDGAR

Securities and Exchange Commission
Division of Investment Management
100 F Street, NE
Washington, D.C. 20549

Re:Pioneer Series Trust IV
   Post-Effective Amendment to Registration Statement on Form N-1A File Nos. 333-126384; 811-21781

Ladies and Gentlemen:

   This letter is to respond to comments we received from Ms. Valerie Lithotomos of the Staff of the Division of Investment Management of the Securities and Exchange Commission regarding Post-Effective Amendment No. 37 (the "Amendment") to the Registration Statement on Form N-1A of Pioneer Series Trust IV (the "Registrant"), with respect to its series Pioneer Securitized Income Fund (the "Fund"). Following are the Staff's comments and the Registrant's responses thereto:

1.  Comment:   The Staff suggested that the Registrant consider omitting the statement that "there can be no assurance that the Fund will achieve its investment objective" from the "Investment
               Objective" section.

    Response:  The Registrant will omit the statement that "there can be no assurance that the Fund will achieve its investment objective" from the "Investment Objective" section.

2.  Comment:   The Staff requested that the Registrant confirm in its response that the Fund's investment adviser has no ability to recoup any amounts waived or expenses reimbursed under the contractual expense limitation arrangement discussed in footnote 3 to the fee table.

    Response:  The Registrant confirms that the Fund's investment adviser has no ability to recoup any amounts waived or expenses reimbursed under the contractual expense limitation arrangement discussed in footnote 3 to the fee table.

3.  Comment:   The Staff requested that the Registrant confirm that the
               expense example reflects the effect of the expense limitation arrangement only for the contractual time period indicated in footnote 3 to the fee table.

    Response:  The Registrant confirms that the expense example reflects the effect of the expense limitation arrangement only for the contractual time period indicated in footnote 3 to the fee table.

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4.  Comment:   The Staff noted that the Registrant states that derivative instruments that provide exposure to securitized asset instruments or have similar economic characteristics may be used to satisfy the fund's 80% policy. The Staff requested that the Registrant confirm that the Fund will use the market value of derivative instruments rather than the notional value of such instruments for purposes of complying with the Fund's 80% policy.

    Response:  The Registrant confirms that the Fund will use the market value of derivative instruments for purposes of complying with the Fund's 80% policy.

5.  Comment:   The Staff requested that the Registrant define the term "Amundi
               US" at its first use in the "Principal Investment Strategies" section.

    Response:  The Registrant will revise the disclosure to define the term
               "Amundi US" at its first use in the "Principal Investment Strategies." The disclosure will be revised to state "Amundi Asset Management US, Inc. ('Amundi US')."

6.  Comment:   The Staff noted that the Registrant states that the Fund may invest in collateralized debt obligations ("CDOs"), collateralized mortgage obligations ("CMOs") and collateralized loan obligations ("CLOs"), and requested that the Registrant consider adding corresponding risk factors under "Principal
               Risks of Investing in the Fund" to address these investments.

    Response:  The Registrant respectfully submits that, although the current risk factor regarding mortgage-related and asset-backed securities risk does not specifically identify CDOs, CMOs and CLOs by name, such risk factor addresses the risks of investing in such instruments, and that additional disclosure is not required.

7.  Comment:   The Staff noted that the Fund is a newly-organized shell fund that is acquiring the assets and liabilities of an identically-named closed-end interval fund (the "Predecessor
               Fund") (the "Reorganization"), and requested that the Registrant explain in its response how the Fund will meet the liquidity requirements of an open-end fund following the closing of the Reorganization.

    Response:  The Registrant notes that the Predecessor Fund does not currently hold illiquid securities and does not intend to hold illiquid securities at the time of the closing of the Reorganization, and, accordingly, the Fund expects to meet the liquidity requirements of an open-end fund at the time of the closing of the Reorganization. The Registrant confirms that, as an open-end fund, the Fund intends to comply with the requirements of Rule 22e-4 under the Investment Company Act of 1940, as amended.

8.  Comment:   The Staff noted that the Registrant states that the performance of the Fund will include the performance of the Predecessor
               Fund for periods prior to the Reorganization. The Staff requested that the Registrant confirm that the standardized SEC formula for calculating fund performance has been used to calculate the Predecessor Fund's performance.

    Response:  The Registrant confirms that the standardized SEC formula for calculating fund performance has been used to calculate the Predecessor Fund's performance.

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9.  Comment:   The Staff requested that the Registrant confirm in its response that it has the records necessary to calculate the Predecessor Fund's performance in accordance with Rule 204-2(a)(16) under the Investment Advisers Act of 1940, as amended (the "Advisers Act").

    Response:  The Registrant confirms that it has the records necessary to calculate the Predecessor Fund's performance in accordance with Rule 204-2(a)(16) under the Advisers Act.

10. Comment:   The Staff noted that the Registrant states that "the Fund will provide at least 30 days' notice prior to implementing any change to its investment objective." The Staff requested that the Registrant revise the disclosure to clarify that the Fund will provide written notice.

    Response:  The Registrant will revise the disclosure referenced by the
               Staff to state that "the Fund will provide at least 30 days' written notice prior to implementing any change to its investment objective."

11. Comment:   The Staff requested that the Registrant confirm that it will complete all bracketed or missing information in the Registrant's post-effective amendment pursuant to Rule 485(b) under the Securities Act of 1933 (the "1933 Act") with respect to the Fund.

    Response:  The Registrant confirms that it will complete all bracketed or missing information in the Registrant's post-effective amendment pursuant to Rule 485(b) under the 1933 Act with respect to the Fund.

12. Comment:   The Staff requested that the Registrant revise the headings
               "Principal Occupation" and "Other Directorships Held by
               Trustee" in the table under "Trustees and Officers" in the statement of additional information to clarify that information is shown for at least the past five years.

    Response:  The Registrant will revise the headings referenced by the Staff to state "Principal Occupation(s) During At Least the Past Five Years" and "Other Directorships Held by Trustee During At Least the Past Five Years."

13. Comment:   The Staff requested that the Registrant confirm that hyperlinks are included in the Amendment for all items incorporated by reference in accordance with the FAST Act requirements.

    Response:  The Registrant confirms that hyperlinks are included in the
               Amendment for all items incorporated by reference in accordance with the FAST Act requirements.

   Please call the undersigned at (617) 951-8458 or Toby Serkin at (617) 951-8760 with any questions.

                                                  Sincerely,

                                                  /s/ Jeremy Kantrowitz
                                                  Jeremy Kantrowitz

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